SEC Mail Processing Section
MAR 01 2019
Washington DC
416

SEC 19007893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XTELLUS CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MADISON AVENUE, 5TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Stephen Zak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XTELLUS CAPITAL PARTNERS, INC., as of DECEMBER, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIYA Y AFONINA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AF6251157
Qualified in New York County
My Commission Expires November 14, 2019

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XTELLUS CAPITAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTLARY INFORMATION

DECEMBER 31, 2018

With Reports of Independent Registered Public Accounting Firm

XTELLUS CAPITAL PARTNERS, INC.
DECEMBER 31, 2018

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Xtellus Capital Partners, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Xtellus Capital Partners, Inc. as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Xtellus Capital Partners, Inc. as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Xtellus Capital Partners, Inc.'s management. Our responsibility is to express an opinion on Xtellus Capital Partners, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xtellus Capital Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Xtellus Capital Partners, Inc.'s auditor since 2011.
New York, New York
February 28, 2019

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

XTELLUS CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

ASSETS

Cash	$ 9,300,571
Due from clearing broker	149,437
Accounts receivable	205,470
Fail to deliver	363,711
Prepaid expenses	79,053
Leasehold improvement and equipment, less accumulated depreciation of $322,225	29,550
Rent deposit	116,662
Deferred tax asset	399,211
TOTAL ASSETS	$ 10,643,665

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 222,046
Accrued expenses	2,854,695
Deferred revenue	4,742,500
Current tax liabilities	306,277
Fail to receive	363,711
TOTAL LIABILITIES	8,489,229
Commitments and Contingencies (Note 4)	
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value; 1,000,000 shares authorized, 440,000 shares issued and outstanding	4,400
Additional paid-in capital	1,385,649
Retained earnings	764,387
TOTAL STOCKHOLDERS' EQUITY	2,154,436
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,643,665

See accompanying notes to financial statement

XTELLUS CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Xtellus Capital Partners, Inc. (the "Company"), formerly known as VTB Capital Inc., was formed as a corporation under the laws of the state of Delaware on November 16, 2010, and is based in New York City. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). On December 10, 2013, the Company also registered as an Introducing Broker with the Commodity Futures Trading Commission ("CFTC") and was approved as a member of the National Futures Association.

The Company is registered as a FINRA member Broker-Dealer approved to effect certain securities transactions. The Company's primary business involves distribution of third-party research with U.S. institutional investors and major U.S. institutional investors, as defined in Rule 15a-6 under the Securities Exchange Act of 1934 ("Rule 15a-6"). In addition, the Company executes securities transactions in both U.S. and European securities to an institutional investor client base. The Company is exempt from the reserve requirement provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to paragraph (k)(2)(i) of Rule 15c3-3.

The Company is also permitted by FINRA to engage in the solicitation of U.S. institutional investors to establish and maintain accounts on a fully-disclosed basis with a registered clearing firm for the purpose of purchasing and selling U.S. equity and debt securities pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

The Company was formerly a wholly owned subsidiary of VTB Capital IB Holding Limited (the "Former Parent") which is based in Moscow, Russia. The former Parent sold its equity interests in the Company to existing officers and internal management of the Company under a management buyout agreement (the "Transaction") in August 2018.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 ("ASC 606") Revenue Recognition, by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under ASC 606. The adoption of ASC 606 did not have a material impact on the recognition of the Company's primary sources of revenue.

Services provided to former affiliate - Prior to the Transaction, the Company recognized revenue from its former parent for a recharge of expenses under a transfer pricing agreement. Expenses incurred at the Company were marked up and charged back to the former affiliate on a monthly basis after all expenses had been incurred.

Fee income - Fee income consists of both a fixed and variable fee, both of which are earned from the former parent. The Company intermediates transactions, pursuant to Rule 15a-6, where a foreign institution executes or enters into securities based transactions involving non-U.S. securities with various U.S. institutional investors. The Company receives a performance based fee for the flow of transactions for which it acts as an intermediary. Under ASC 606, the firm recognizes revenue when a trade takes place.

The Company also recognizes a fixed advanced fee from its former affiliate for its efforts in distributing foreign research in the U.S. The fixed fees are earned over a 30 month period, and consist of 3 annual payments. Under ASC 606, the Company recognizes a straight-line amount of this fee each month as a compensation for its distribution efforts.

Revenue recognition (continued)
Research Revenue - The Company primarily acts as an intermediary for a foreign broker-dealer's research in connection with the distribution of research reports to institutional investors in the U.S. as well as distributing its own research to foreign institutions. Under ASC 606 the Company earns a fixed amount from a foreign institution for its best efforts in distributing the foreign institution's research. The Company also earns a variable amount from U.S. institutions based upon the completion of the research being distributed to them, in accordance with ASC 606.

Depreciation
Depreciation of leasehold improvements and computer equipment is provided using the straight-line method over management's estimate of useful economic life.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based compensation
Prior to the Transaction, certain employees of the Company were permitted to participate in the Company's incentive plan. The incentive plan was accounted for in accordance with current accounting for share-based payments, which requires companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company had recorded compensation expense on a straight-line basis over the vesting period of the awards, based on the fair value of the awards at the date of grant. The incentive plan was terminated as part of the Transaction and there were no additional obligations under the plan.

Bonus awards
Certain employees of the Company are awarded bonuses for performance which will be payable in cash and deferred over a three-year period. The Company records a liability for the awards as the terms of the award are met, providing that the respective employees continue their employment.

Subsequent events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were available to be issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

NOTE 3. LEASE ACCOUNTING

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02 and has determined there to be no material impact on the Company's net capital, as the right of use asset will be an allowable asset to the extend there is an offsetting lease obligation.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office space under an operating sublease with VTB Capital Property Services, Inc. ("VTBCP"), which expires in 2022. The sublease for the premises is under the same terms as VTBCP's lease with the landlord.

Under GAAP, rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent in the accompanying financial statements. Rent expense amounted to approximately $1,659,662 in 2018. The approximate minimum future rental payments required as of December 31, 2018, over the initial term of the sublease are as follows:

Year Ending December 31	Amount
2019	$ 1,528,000
2020	1,528,000
2021	1,528,000
2022	1,145,000
	$ 5,729,000

During 2018, pursuant to the sublease discussed above, the Company reimbursed VTBCP for certain lease-related items totaling approximately $169,600, of which $91,243 is related to costs of the leasehold and $78,357 is related to costs of leased equipment and furniture. These amounts are included in "Occupancy and rental" in the Statement of Operations. The Company agreed to lease the equipment and furniture from VTBCP for one year, subject to an annual renewal.

In December 2018, the Company signed a lease agreement for new office space which is to commence on January 1, 2019. At December 31, 2018, the new landlord held a deposit provided by the Company amounting to approximately $116,662. The Company and VTBCP mutually agreed to terminate the existing lease agreement in February of 2019.

Employee Arrangements

The Company maintained a number of compensation arrangements with employees, whereby employees were granted various incentive-based awards payable in cash. The emooyee arrangements were terminated as part of the Transaction. Generally, under the Company's incentive compensation plans, awards granted were payable over stipulated time frames provided that the employees continued their employment with the Company throughout the period. The total awards that were recognized as compensation in the accompanying Statement of Operations for the year ended December 31, 2018, was $146,127. There were no additional obligations under the terminated plans and there was not additional amounts paid as a result of the disposition of the plan resulting from the Transaction.

NOTE 5. **INCOME TAXES**

The following is a summary of the Company's provision for income taxes recorded for the year ended December 31, 2018:

Current tax provision:		
Federal	$	443,268
State		79,741
Total current	$	523,009
Deferred tax provision:		
Federal	$	(34,242)
State		81,931
Total deferred	$	47,689
Total income tax provision	$	570,698

At December 31, 2018, the Company has recorded a deferred tax asset of approximately $390,000, which relates primarily to accrued bonus compensation and straight-line rent expense recorded for financial statement purposes which are not currently deductible for income tax purposes. Further to the Tax Cuts and Jobs Act which was substantively enacted on 22 December 2017, the federal corporate tax rate decreased on 1 January 2018 from 35% to 21%. As a result of the corporate tax reduction to 21% effective January 1, 2018 the Company had to reduce its deferred tax asset to reflect the lower tax benefit that will be received.

The reported amount of income tax expense differs from the expected tax based on statutory rates primarily due to certain professional expenses included in the financial statements that are not deductible for income tax purposes.

The Company has adopted FASB ASC 740. As required by the uncertain tax position guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant taxing authorities would more likely than not uphold the position following an audit. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors.

The Company files income tax returns in the United States federal jurisdiction, New York State and New York City.

NOTE 6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission ("SEC")'s Uniform Net Capital Rule 15c3-1 (the "Rule"), and the CFTC's Regulation 1.17, which specify, among other things, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital in accordance with the Alternative Standard permitted by the Rule. Under this alternative, the Company's minimum net capital requirements is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. Net capital changes from day to day. At December 31, 2018, the Company had net capital of $1,324,489, which exceeded its required net capital by $1,074,489.

NOTE 7. **RELATED-PARTY TRANSACTIONS**

Prior to the completion of the Transaction, the Company was under a transfer pricing agreement with the former affiliate to charge back the Company's monthly operating expenses at a marked up rate to the former affiliate. The total amount of transfer pricing revenue from the former affiliate amounted to $10,434,332 for the year ended December 31, 2018. As part of the Transaction, the Company and the former affiliate have terminated the transfer pricing arrangement.

NOTE 8. SIGNIFICANT CUSTOMER

As part of the Transaction, the Company entered into agreements with VTB Capital PLC. ("VTB UK") to which it has agreed to undertake the activities of a broker-dealer in New York. Such activities include building an institutional investor client base in North America to trade in Russian and Commonwealth of Independent States financial products and providing sales and distribution coverage and other services to its institutional investors.

Pursuant to its agreements with VTB UK, the Company provides assistance to VTB UK which includes providing certain research reports to, and effecting certain securities transactions with, institutional investors as well as referring VTB UK, on a best efforts basis, certain placement and investment banking activities. These services are more specifically set forth within the agreements and generally provide that the Company will be compensated for its services based on its agreement with VTB UK.

As part of the relationship with VTB UK, pursuant to SEC Rule 15a-6, the Company records trades that fail on the accompanying Statement of Financial Condition, should they occur.

At December 31, 2018, amounts failed to receive/failed to deliver consisted of the following:

Securities failed to receive (a)	$363,711
Securities failed to deliver	$363,711

(a) In the Company's role as an intermediary between foreign brokers and certain of their customers, the Company reflects and records unsettled transactions as fails to receive or fails to deliver, with a corresponding amount due to or due from customers.

NOTE 9. INDEMNIFICATION

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to the agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully-disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

In connection with the agreement, the Company has funded a deposit of $100,000.

NOTE 10. 401(k) SAVINGS PLAN

The Company sponsors a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute approximately $88,000 to the plan for the year ended December 31, 2018, and has accrued this amount at December 31, 2018.

NOTE 11. CREDIT RISK

The Company maintains checking and savings accounts in a financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses in the account.